

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 23, 2014

<u>Via E-mail</u>
Thomas F. Cooke
Chief Executive Officer
Saratoga Resources, Inc.
3 Riverway
Suite 1810
Houston, TX 77056

> **Re:** **Saratoga Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014, as amended on April 2, 2014**
> **File No. 001-35241**

Dear Mr. Cooke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Business, page 7</u>

<u>Our Strategy, page 9</u>

<u>Gulf of Mexico Shelf, page 12</u>

1. We note that your four Gulf of Mexico shelf leases have a primary term of five years and can be extended for an additional three years, and that you are engaged in efforts to seek partners to participate in development of such properties. We also note your disclosure at

page 27 that you lack the financial resources to develop those prospects. With respect to your Gulf of Mexico shelf reserves, please provide your analysis as to whether you have a "reasonable expectation" of obtaining the "financing required to implement the project" before the expiration of the leases. Refer to Rule 4-10(a)(26) of Regulation S-X.

Oil and Natural Gas Reserves, page 12

Reserve Estimates, page 12

SEC Case, page 13

2.   In accordance with Item 1202(a)(2) of Regulation S-K, please disaggregate your presentation of possible reserves into developed and undeveloped amounts.

Proved Undeveloped Reserves, page 15

3.   In your rollforward of proved undeveloped reserves, you have presented proved undeveloped reserves "[t]ransferred to 'proved developed' through drilling" as a positive number for the past two years. Please revise or explain.

4.   Based on the information provided at page 15, it appears that you have converted only 5-7% of your proved undeveloped reserves to proved developed reserves in the past two years. Please provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2013. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Oil and Gas Rules Compliance and Disclosure Interpretation Question 131.04, and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required.

To the extent that you have material amounts of proved undeveloped reserves as of December 31, 2013 that will not be developed within five years of initial disclosure of these reserves, please provide us with an explanation for the specific circumstances that would justify a time period longer than five years to develop. Please refer to Item 1203(d) of Regulation S-K. For additional guidance, refer to Question 131.03 in the Oil and Gas Rules Compliance and Disclosure Interpretations.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director